NEWS for Immediate Release

MANITOWOC REACHES AGREEMENT
WITH U.S. DEPARTMENT OF JUSTICE CONCERNING
ACQUISITION OF GROVE INVESTORS, INC.

MANITOWOC, WI - July 29, 2002 - As a result of an agreement reached with the U.S. Department of Justice, The Manitowoc Company, Inc. (NYSE:MTW) and Grove Investors, Inc. have agreed to sell one of their boom-truck businesses as a condition to complete the previously announced acquisition of Grove. Manitowoc announced its intent to acquire Grove on March 18, 2002, subject to shareholder and regulatory approvals.

Pursuant to the agreement with the Department of Justice, Manitowoc must divest one of the boom-truck businesses (either Manitowoc Boom Trucks or National Crane) to ensure adequate competition in the boom-truck market after it completes its acquisition of Grove. Based on a preliminary analysis, Manitowoc intends to pursue the disposition of Manitowoc Boom Trucks, Inc., its boom-truck operation based in Georgetown, Texas.

On a pro forma basis, the boom-truck sale represents less than 4 percent of Manitowoc's consolidated revenue and earnings.

"After considerable effort by both Manitowoc and Grove to negotiate another outcome, we saw no other way to meet regulatory requirements without entering into costly litigation that would not serve the best interests of our shareholders, customers, and employees," said Terry D. Growcock, Manitowoc's president and chief executive officer. "However, we believe the resulting Grove acquisition will benefit our company and the crane industry long-term."

Glen E. Tellock, president of Manitowoc Crane Group, added: "On a positive note for the employees, distributors, and customers of Manitowoc Boom Trucks, the Department of Justice also stipulated that the sale be made to a buyer who will keep the business as a viable competitor after the sale. In the interim, we will continue to design, manufacture, and deliver the highest-quality products and services throughout the sale process."

MANITOWOC REACHES AGREEMENT
WITH U.S. DEPARTMENT OF JUSTICE CONCERNING
ACQUISITION OF GROVE INVESTORS, INC. / 2

About Grove Worldwide

Grove Worldwide, a wholly owned subsidiary of Grove Investors, Inc., is a leading provider of mobile hydraulic cranes, truck-mounted cranes, and aerial work platforms for the global market. The company's products are used in a wide variety of applications by commercial and residential building contractors as well as by industrial, municipal, and military end users. Grove's products are marketed to independent equipment rental companies and directly to end users under the brand names of Grove Crane, Grove Manlift, and National Crane. Grove products are sold in more than 50 countries.

About The Manitowoc Company

The Manitowoc Company is a leading producer of lattice-boom cranes, tower cranes, boom trucks, and related products for the construction industry. It is also a leading manufacturer of ice-cube machines, ice/beverage dispensers, and commercial refrigeration equipment for the foodservice industry, and is the leading provider of ship repair, conversion, and new-construction services for the Great Lakes maritime industry.

Company contact:
Maurice D. Jones
Vice President, Secretary & General Counsel
920-683-8166